Mail Stop 3561

May 22, 2007

Mr. Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Suite 1800 – 1500 West Georgia
Vancouver BC Canada V6G 2Z6

> **Re:** **Leading Brands, Inc.**
> **Form 20-F for the Fiscal Year Ended February 28, 2006**
> **Filed May 31, 2006**
> **File No. 0-19884**

Dear Mr. McRae:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief